August 24, 2020

VIA EDGAR

David Link

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FTAC Olympus Acquisition Corp.
Registration Statement on Form S-1
Filed August 7, 2020, as amended
File No. 333-241831

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of FTAC Olympus Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, August 25, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 700 copies of the preliminary prospectus dated August 7, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Pavan Bellur
Name: Pavan Bellur Title: Managing Director, Equity Capital Markets

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name: David Batalion Title: Managing Director

As Representatives of the underwriters